UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

PagSeguro Digital Ltd.

Consolidated Financial Statements at

December 31, 2017 and 2016

and Report of Independent Registered

Public Accounting Firm

PagSeguro Digital Ltd.

Consolidated financial statements

at December 31, 2017 and 2016

Contents

Consolidated financial statements

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Pagseguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Pagseguro Digital Ltd. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). ln our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, March 7, 2018

/s/    PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2015.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

ASSETS	Note	2017	2016
CURRENT ASSETS
Cash and cash equivalents	6	66,767	79,969
Financial investments	7	210,103	131,239
Note receivables	8	3,522,349	1,715,514
Receivables from related parties	9	124,723	300,809
Inventories		61,609	21,023
Taxes recoverable		14,446	17,703
Other receivables		27,956	4,495

Total current assets		4,027,953	2,270,752

NON-CURRENT ASSETS
Judicial deposits		872	534
Prepaid expenses		160	146
Deferred income tax and social contribution	18	37,015	8,305
Property and equipment	11	10,889	4,558
Intangible assets	12	158,868	86,108

Total non-current assets		207,804	99,651

TOTAL ASSETS		4,235,757	2,370,403

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

LIABILITIES AND EQUITY	Note	2017	2016
CURRENT LIABILITIES
Payables to third parties	13	3,080,569	1,304,031
Trade payables		92,444	61,719
Payables to related parties	9	39,101	76,249
Derivative financial instruments	23	—	6,613
Borrowings	14	—	205,204
Salaries and social charges	15	34,269	20,269
Taxes and contributions	16	52,064	6,911
Provision for contingencies	17	4,648	680
Dividends payable and interest on own capital	19	—	22,243
Other payables		15,872	15,244

Total current liabilities		3,318,967	1,719,163

Deferred income tax and social contribution	18	42,809	24,378
Other payables		3,590	—

Total non-current liabilities		46,399	24,378

EQUITY
Share capital	19	524,577	524,577
Legal reserve	19	30,216	6,277
Equity valuation adjustments	19	55	—
Profit retention reserve	19	312,047	96,008

		866,895	626,862
Non-controlling interests		3,496	—

TOTAL EQUITY		870,391	626,862

TOTAL LIABILITIES AND EQUITY		4,235,757	2,370,403

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31

(All amounts in thousands of reais unless otherwise stated)

	Note	2017	2016	2015
Net revenue from transaction activities and other services	21	1,224,261	480,025	268,198
Net revenue from sales	21	471,924	260,594	176,517
Financial income	21	818,624	392,429	219,462
Other financial income	21	8,576	5,337	10,744

Total revenue and income		2,523,385	1,138,385	674,920
Cost of sales and services	22	(1,324,380)	(623,667)	(382,483)
Selling expenses	22	(245,759)	(199,937)	(162,642)
Administrative expenses	22	(153,177)	(84,461)	(61,129)
Financial expenses	22	(104,544)	(68,301)	(29,696)
Other (expenses) income, net	22	(12,021)	(6,660)	1,345

PROFIT BEFORE INCOME TAXES		683,504	155,359	40,315
Current income tax and social contribution	18	(214,988)	(7,431)	(2,587)
Deferred income tax and social contribution	18	10,278	(20,149)	(2,239)

INCOME TAX AND SOCIAL CONTRIBUTION		(204,710)	(27,580)	(4,826)

NET INCOME FOR THE YEAR		478,794	127,779	35,490

Attributable to:
Owners of the Company		478,781	127,186	35,084
Non-controlling interests		13	593	406
Basic and diluted earnings per common share – R$	20	1.8254	0.4849	0.1338

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31

(All amounts in thousands of reais)

	2017	2016	2015
NET INCOME FOR THE YEAR	478,794	127,779	35,490
Currency translation adjustment	55	—	—

Total comprehensive income for the year	478,849	127,779	35,490

Attributable to
Owners of the Company
Net income for the year	478,836	127,186	35,084

Non-controlling interests	13	593	406

Net income for the year	478,849	127,779	35,490

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

(All amounts in thousands of reais)

				Profit reserve
	Note	Share capital	Net parent investment	Legal reserve	Equity valuation adjustments	Profit retention reserve	Retained earnings	Total	Non-controlling interests	Total equity

AT DECEMBER 31, 2014		42,568	381,569	266	—	380	—	424,783	1,780	426,563

Net income for the year	19	—	27,209	—	—	—	7,873	35,082	406	35,488
Constitution of legal reserve	19	—	—	490	—	—	(490)	—	—	—
Distribution of dividends	19	—	—	—	—	—	(174)	(174)	—	(174)
Profit retention reserve	19	—	—	—	—	7,209	(7,209)	—	—	—
Reclassification of net parent investment in connection with separation	19	399,048	(399,048)	—	—	—	—	—	—	—

AT DECEMBER 31, 2015		441,616	9,730	757	—	7,588	—	459,691	2,186	461,877

Net income for the year	19	—	—	—	—	—	127,186	127,186	593	127,779
Non-controlling acquisition	19	—	—	—	—	—	2,779	2,779	(2,779)	—
Capital increase	19	26,610	36,654	—	—	—	—	63,264	—	63,264
Payout capitalization	19	56,351	(46,384)	(267)	—	4,539	(14,239)	—	—	—
Constitution of legal reserve	19	—	—	5,787	—	—	(5,787)	—	—	—
Distribution of interest on own capital	19	—	—	—	—	—	(26,059)	(26,059)	—	(26,059)
Profit retention reserve	19	—	—	—	—	83,881	(83,881)	—	—	—

AT DECEMBER 31, 2016		524,577	—	6,277	—	96,008	—	626,862	—	626,862

Net income for the year	19	—	—	—	—	—	478,781	478,781	13	478,794
Currency translation adjustment	19	—	—	—	55	—	—	55	—	55
Non-controlling acquisition	19	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	19	—	—	23,939	—	—	(23,939)	—	—	—
Distribution of dividends	19	—	—	—	—	(96,008)	(142,795)	(238,803)	—	(238,803)
Profit retention reserve	19	—	—	—	—	312,047	(312,047)	—	—	—

AT December 31, 2017		524,577	—	30,216	55	312,047	—	866,895	3,496	870,391

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31

(All amounts in thousands of reais)

	Note	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		683,504	155,359	40,315
Expenses (revenues) not affecting cash:
Depreciation and amortization	22	51,571	31,246	18,933
Loss of fixed assets sold		49	—	—
Chargebacks	22	47,854	31,557	27,490
Accrual/(reversal) of provision for contingencies		3,538	603	(2,134)
Unrealized loss on derivative instruments		—	6,613	—
Other financial cost, net		660	5,549	(3,902)
Changes in operating assets and liabilities
Note receivables		(2,060,875)	(783,954)	(552,984)
Inventories		(40,586)	20,181	(25,090)
Taxes recoverable		8,055	8,579	4,760
Other receivables		(23,495)	17,214	(16,912)
Other payables		(2,046)	13,491	(2,222)
Payables to third parties		1,776,538	620,940	313,958
Trade payables		29,531	25,430	31,836
Receivables from (payables to) related parties		(64,400)	(214,549)	121,467
Salaries and social charges		13,341	6,618	13,275
Taxes and contributions		(3,109)	3,867	150
Provision for contingencies		486	(42)	—

		420,616	(51,298)	(31,061)

Income tax and social contribution paid		(166,389)	(18,059)	(2,690)
Interest income received		208,563	146,346	81,349
Interest paid		(9,175)	—	—

NET CASH PROVIDED BY OPERATING ACTIVITIES		453,615	76,989	47,598

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts paid for business acquisitions, net of cash acquired	9	(22,225)	—	—
Purchases of property and equipment	11	(7,873)	(1,996)	(3,219)
Purchases and development of intangible assets	12	(99,673)	(70,394)	(38,880)
Acquisition of financial investments		(209,569)	(337,098)	—
Redemption of financial investments		132,107	206,190	190

NET CASH USED IN INVESTING ACTIVITIES		(207,233)	(203,298)	(41,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	14	—	199,390	—
Payment of borrowings	14	(199,480)	—	—
Payment of derivative financial instruments		(5,831)	—	—
Distribution of dividends		(54,273)	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(259,584)	199,390	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(13,202)	73,081	5,689

Cash and cash equivalents at the beginning of the year		79,969	6,888	1,199
Cash and cash equivalents at the end of the year		66,767	79,969	6,888

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital”), a subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as “PagSeguro Group”, was incorporated on July 19, 2017. As described in Note 8 – Subsequent events, on January 4, 2018, Pagseguro Internet S.A. (“PagSeguro Brazil”) was contributed to PagSeguro Digital, PagSeguro Brazil no longer presents consolidated financial statements. PagSeguro Digital has control of 99.99% of the shares of PagSeguro Brazil. Refer to Note 8 for further details.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and the corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

The PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”) and Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), for which the operations are described in note 4.

These consolidated financial statements include PagSeguro Brazil and its subsidiaries Net+Phone and Boa Compra, which are under entities under common control and were transferred to PagSeguro Brazil from its parent UOL on July 29, 2016 and were accounted for retrospectively in these consolidated financial statements at UOL’s carrying amounts.

Additionally, UOL transferred net assets of its business related to the payment operations on August 1, 2015, which were also accounted for retrospectively as a transfer between entities under common control. For periods prior to the transfer date, the operations included in these consolidated financial statements were on a carve-out basis, and reflect an allocation of UOL costs using methods that the PagSeguro Group believes is reasonable. See details in Note 9.

On August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively (Note 19).

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1	Preparation and presentation of the consolidated financial statements

These consolidated financial statements include the financial statements of PagSeguro Digital and its subsidiaries, which are all under common control and were prepared exclusively for the purpose of presenting, on a comparative basis, operations in a consolidated manner, for the years ended December 31, 2017, 2016 and 2015.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The consolidated financial statements include the carve-out of PagSeguro Brazil operations for the periods prior to August 1, 2015, when its activities were still recorded in UOL’s financial statements. These financial statements, which have been derived from UOL’s accounting records, do not necessarily reflect PagSeguro Brazil financial position, results of operations, or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity.

From January 1, 2015 through July 31, 2015, when the PagSeguro Brazil financial statements were prepared on a carve out basis, certain assets and liabilities, revenues, costs and expenses directly related to the payment operations were controlled separately. Additionally, other indirect corporate expenses recorded at UOL were allocated to these carve-out financial statements based on assumptions that management believes are reasonable.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the PagSeguro Group’s functional currency.

The consolidated financial statements have been prepared under the historical cost convention, which is modified for certain financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

PagSeguro Group has adopted all pronouncements and interpretations issued by IASB that were in effect at December 31, 2017.

These consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 were approved by PagSeguro Group’s Board of Directors at a meeting held on March 07, 2018.

2.2	Consolidation

Consolidated financial statements

PagSeguro Group consolidates all entities over which it has control, when it is exposed or has rights to variable returns on its interest in the investee, and has the ability to govern the investee’s relevant activities.

The subsidiaries included in the consolidation are described in Note 4.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Subsidiaries

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date on which control is transferred to PagSeguro Digital. They are deconsolidated from the date that control ceases.

Identifiable assets acquired and liabilities and contingent liabilities assumed for the acquisition of subsidiaries in a business combination are measured initially at their fair values at the acquisition date.PagSeguro Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Non-controlling interests are determined on each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred. These accounting practices do not apply to transactions under common control.

Transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of the subsidiaries are changed, where necessary, to ensure consistency with the policies adopted by PagSeguro Group.

2.3	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the dates of valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

2.4	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

2.5	Financial instruments – initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are classified in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. PagSeguro Group does not classify its financial assets as held-to-maturity or available-for-sale.

Derivatives are also categorized as measured at fair value through profit or loss unless they are designated as hedges.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets include cash and cash equivalents, current financial investments, note receivables, receivables from related parties, and other receivables.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate method.

Financial assets at fair value through profit or loss

This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IAS 39.

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income.

PagSeguro Group values its financial assets at fair value through profit or loss, as it intends to trade them within a short period of time. Reclassification to loans and receivables, available-for-sale financial assets or held-to-maturity investments depends on the nature of the asset. This valuation does not affect any financial assets designated at fair value through profit or loss at initial recognition, which cannot be subsequently reclassified.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire;

•	PagSeguro Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group’s continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii) Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indication that the debtors are experiencing significant financial difficulty, probability that the debtor will enter bankruptcy or other financial reorganization, default or delinquency in interest or principal payments, and indication of a substantial decline in the estimated future cash flows, such as changes in maturity dates or economic conditions related to default.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated used for hedge, when appropriate. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognized at fair value and, in the case of other financial liabilities, plus directly related transaction costs.

Financial liabilities include payables to third parties, payables to third parties of related parties, trade payables, trade payables of related parties, borrowings, and other payables.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IAS 39.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Other financial liabilities

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of income.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

iv) Financial instruments – offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

v) Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

2.6.	Note receivables

The amounts are mainly related to receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group platform, and from the sales of credit/debit card readers. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

The provision for impairment of note receivables, however based on PagSeguro Brazil’s risk assessment the need of provision is immaterial because the note receivables are mainly comprised of transactions approved by large financial institutions that have a low level risk based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the note receivables. See Note 24.

Note receivables are initially recorded at the present value of expected future cash flows. The note receivables from installment transactions is an estimate based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Group incurs financial expenses when an election to receive early payment of note receivables from financial institutions is made. The finance expense is recognized at the time the financial institution agrees to liquidate a note receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

2.7	Inventories

Inventories consist of debit and credit card readers. Inventories are stated at the lower of cost and net realizable value. The cost method used for inventories is the weighted moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

2.8	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and they can be measured reliably. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis if appropriate. Depreciation is calculated under the straight-line method, based on the estimated useful lives as shown below (in years):

	December 31,
	2017	2016
Data processing equipment	2,5 to 5	2,5 to 5
Furniture and fittings	10	10
Facilities	10	10
Leasehold improvements	10	10
Machinery and equipment	5 to 10	10
Vehicles	5	—

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts, and are recognized within “Other (expenses) income, net” in the statement of income.

2.9	Intangible assets

Software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it to use. These costs are amortized on the straight-line basis over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

Directly attributable costs, which are capitalized as part of the software product, include costs incurred with employees and expenses allocated to software development. Borrowing costs incurred during the software development period may also be capitalized.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period, and are presented within “Advisory and consulting services”.

Computer software development costs recognized as assets are amortized over the estimated useful life, which does not exceed five years from the date that technological feasibility is met.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

2.10	Impairment of non-financial assets

Non-financial assets are annually reviewed for impairment to determine whether there are any events or changes in economic and technological conditions or in operations that may indicate that an asset is impaired. When applicable, such evidence is identified through the annual impairment test. In order to assess a non-financial asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, a provision for impairment is established.

When estimating the value in use of an asset, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the cash generating unit. The net sales price is determined, whenever possible, based on a firm sales contract entered into on an arm’s length basis, between well-informed and willing parties, adjusted by expenses attributable to the asset sale, or, when there is no firm sales contract, based on the price in an active market, or the most recent transaction price for similar assets.

PagSeguro Group annually assesses whether there is any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such indication, the asset’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the asset’s carrying amount does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

2.11	Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes the fair value of the transaction which is the transaction amount, net of the transaction cost.

2.12	Provisions

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be estimated reliably. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part, for example, due to an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

PagSeguro Group is a party to legal and administrative proceedings. Provisions are established for all contingencies referring to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services and goods in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to PagSeguro Group; (iii) recognized when control of a good or service is transferred to a customer; and (iv) specific criteria have been met for PagSeguro Group’s activities.

PagSeguro Group’s revenue substantially comprises:

•	Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is considered to be the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and also directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers; and

•	Revenue from sales: Revenue from sales of credit and debit card readers and similar items, which is recognized at the time the risks and benefits are transferred and when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) in which to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned.

•	Financial income: is recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as Financial income in the statement of income.

2.14	Distribution of dividends and interest on own capital

Distributions of dividends and interest on own capital to PagSeguro Brazil’s shareholders are recognized as a liability in the financial statements at year-end, based on the PagSeguro Brazil’s bylaws, which require the distribution of a minimum of 1% of the profit for the year as dividends. Any amount that exceeds the minimum required is only accrued on the date such distribution is approved by the shareholders at a General Meeting. However, these provisions do not exist under PagSeguro Digital Memorandum of Association.

The tax benefit of interest on own capital is recognized in the statement of income.

2.15	Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in the following situations:

•	When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit;

•	On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•	Deferred tax assets are recognized on the deductible temporary differences associated with investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow their utilization.

Based on the local law of Cayman (The Companies Law of 1960), there is no taxation on the income earned in the companies based in this locality, therefore, we do not have tax impacts for the PagSeguro Digital.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.16	Employee benefits – Benefits of performance

PagSeguro Group recognizes a liability and an expense for benefits of performance based on a methodology that takes into consideration the target of performance attributed to PagSeguro Group’s stockholders after certain adjustments. PagSeguro Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.17	Business combination

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of operations. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

2.18	New standards not yet effective

The following new standards have been issued by IASB, but are not effective for 2017:

IFRS 16 – “Leases” – this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 – “Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or IFRIC interpretations not yet effective that could have a material impact on PagSeguro Group financial statements.

2.19	New and revised pronouncements in effect

The following new standards have been issued by IASB:

IFRS 9 – “Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the new requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

IFRS 15 – “Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control will replace the principle of risks and benefits. This standard will replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations, and becomes effective on January 1, 2018. Management evaluated the new guidelines introduced by IFRS 15 and did not identify any material impact for PagSeguro Group.

Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to PagSeguro Group, for retrospective disclosure and disclosure of amounts.

3.	Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

(b)	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(c)	Provision for contingencies

PagSeguro Group recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.

4.	Consolidation of subsidiaries

	At December 31, 2017
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership – %	Level
PagSeguro Brazil	7,553,504	6,686,516	866,988	478,781	99.99	Direct
Net+Phone	1,018,218	974,260	43,958	(8,441)	99.99	Indirect
Boa Compra	629,246	609,284	19,962	5,715	99.99	Indirect
BCPS	1,236	251	985	429	99.50	Indirect
R2TECH	2,460	894	1,566	1,307	51.00	Indirect
BIVA	2,482	1,730	752	(1,569)	59.31	Indirect
FIDC	182,163	404	181,759	1,758	100	Indirect

Operations of the subsidiaries

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

o	Net+Phone: Is mainly engaged in acquisition and selling POS (Point of sale) devices and similar items. On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$ 44,317.

o	Boa Compra: Allows its clients to operate cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey. On April 5, 2011, UBN Internet Ltda. (“UBN”), a subsidiary of UOL, acquired a 51% equity interest in Boa Compra. On July 26, 2013, UBN acquired additional 24% equity interest, increasing its total ownership in Boa Compra to 75%. In May 2016, UBN acquired the remaining 25% equity interest, becoming the owner of 100% of Boa Compra. On July 29, 2016, UBN’s equity interest in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its 100% equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$ 12,034.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

o	BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to enable clients of the PagSeguro Brazil Group to operate cross-border transactions where the merchant and the consumer are located in different countries of Latin America, Spain, Portugal and Turkey.

o	R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained the control of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services, the capture of credit cards with administrators and acquirers.

o	BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.41% in BIVACO Holdings SA, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quotaholder, as well as the management of these holdings. In November 2017, PagSeguro Brazil acquired an additional interest in BIVA, bringing our total interest to 59.3% of BIVA’s. BIVA has investments in the following subsidiaries:

◾	Biva Serviços Financeiros S.A : whose main objective is the intermediation between investors, financial institution and credit borrowers by medium of electronic platform;

◾	Biva Correspondente Bancário Ltda: whose main objective is to structure financing for small and medium enterprises following the model crowdfunding, in the peer-to-peer modality.

o	FIDC: On October 4, 2017, FIDC was constituted for the purpose of acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC, which represents an investment fund constituted to finance the growth of PagSeguro Brazil’s early payment of receivables feature. The consolidation is justified by the fact that the risks of default and the responsibility for expenses and administration related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

5.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments is the Board of Directors, which is also responsible for making PagSeguro Group strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue consists of sales to the domestic market. The international market represents 2%, 5% and 8% for the years 2017, 2016 and 2015 respectively.

6.	Cash and cash equivalents

	December 31,
	2017	2016
Short-term bank deposits	66,767	79,969

	66,767	79,969

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

7.	Financial investments

	December 31,
	2017	2016
Short-term investment	210,103	131,239

	210,103	131,239

Short-term investments consist of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

8.	Note receivables

	December 31,
	2017				2016
Legal obligors	Visa	Master	Hipercard	Total	Visa	Master	Total
Itaú	237,335	751,542	250,817	1,239,694	99,433	244,741	344,174
Bradesco	333,108	83,160	—	416,268	115,009	36,032	151,041
Banco do Brasil	287,334	84,504	—	371,838	91,414	29,425	120,839
CEF	69,974	83,684	—	153,658	23,837	30,979	54,816
Santander	122,614	310,946	—	433,560	48,695	79,085	127,780
Other	141,802	393,999	—	535,801	50,716	93,473	144,189

Total card issuers (i)	1,192,167	1,707,835	250,817	3,150,819	429,104	513,735	942,839

Vero	—	—	—	21,463	—	—	331,807
Cielo	—	—	—	232,315	—	—	355,949
Redecard	—	—	—	45,289	—	—	56,025
Amex	—	—	—	39,608	—	—	4,090
Other	—	—	—	31,864	—	—	24,804

Total acquirers (ii)	—	—	—	370,539	—	—	772,675

Other	—	—	—	991	—	—	—
Total other	—	—	—	991	—	—	—

Total note receivables	1,192,167	1,707,835	250,817	3,522,349	429,104	513,735	1,715,514

(i)	Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa or Mastercard. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa or Mastercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.
(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

The maturity analysis of note receivables is as follows:

	December 31,
	2017	2016
Due within 30 days	2,213,929	970,086
Due within 31 to 120 days	1,045,825	609,689
Due within 121 to 180 days	114,953	43,144
Due within 181 to 360 days	147,642	92,595

	3,522,349	1,715,514

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil), which owns 99.99% of the shares as of December 31, 2017, prior to PagSeguro’s Digital initial public offering in January 2018.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

i.	Balances and transactions with related parties:

	December 31,
	2017		2016
	Receivables	Payables	Receivables	Payables
Immediate parent
UOL – cash management (a)	124,721	—	300,809	—
UOL – sales of services (b)	—	32,286	—	59,692
Affiliated companies
UOL Diveo – cash management (a)	2	—	—	1,383
UOL Diveo – sales of services (b)	—	621	—	9,360
Concurso Virtual S.A.	—	1,522	—	1,900
Transfolha Transportadora e Distribuição Ltda.	—	745	—	1,196
Livraria da Folha Ltda.	—	1,078	—	2,285
Empresa Folha da Manhã S/A	—	2,320	—	21
Others	—	529	—	412

	124,723	39,101	300,809	76,249

(a)	The receivables/payables with related parties arising from cash management are settled within one month and are free of interest. Shared service costs are offset with these balances. The receivables are unsecured in nature and no provisions are held against receivables from related parties.

In April and September 2017, PagSeguro Brazil decided to settle a portion of its outstanding balance with related parties, as described below.

On April 30, 2017, PagSeguro Brazil approved the settlement of R$22,149 related to interest on own capital that was distributed with respect to the year ended December 31, 2016. PagSeguro Brazil agreed with UOL that the full amount of this outstanding interest on own capital would be offset against receivables under the centralized cash management with UOL.

In addition, as described in Note 19, on September 29, 2017 PagSeguro Brazil approved and distributed a total of R$238,803 in dividends, consisting of (i) dividends related to the year ended December 31, 2016 in the amount of R$96,008; and (ii) dividends related to the six-month period ended June 30, 2017 in the amount of R$142,794. PagSeguro Brazil agreed with UOL to offset R$184,530 from the total amount of R$238,803 against receivables under the centralized cash management with UOL and that PagSeguro Brazil would pay the remaining balance of R$54,273 in cash to UOL.

(b)	Sale of services refers mainly to purchase of (i) advertising services from UOL and (ii) services related to technical support in computing and hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”), which started in 2016.

In addition, during 2016, an amount of R$ 63,264 (composed by R$ 26,610 and R$ 36,654) previously recorded as accounts payable was used for capital contributions, as described in Note 19.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

	2017		2016		2015
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL – shared service costs (a)	—	58,375	—	31,498	—	12,369
UOL – shared service costs – carved out (b)	—	—	—	—	—	12,032
UOL – sales of services (c)	689	46,976	—	81,007	—	22,458
UOL – sales of services – carved out (d)	—	—	—	—	—	36,737
Affiliated companies
UOL Diveo – shared service costs (e)	—	24	—	1,710	—	—
UOL Diveo – sales of services (f)	—	28,953	—	18,069	—	25
Concurso Virtual S.A.	117	—	134	—	389	—
Transfolha Transportadora e Distribuição Ltda.	39	15,405	—	5,500	—	806
Livraria da Folha Ltda.	319	—	349	—	347	—
Others	316	130	261	101	121	—

	1,480	149,863	744	137,885	857	84,427

(a)	Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses.
(b)	The main costs that the UOL Group allocated to PagSeguro Brazil (based on the number of employees and/or the time worked, basis that management believes is reasonable), are (i) payroll costs, (ii) IT structure / software and (iii) rental costs. The allocated costs to the carve-out financial statements are included in administrative expenses.
(c)	Sale of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.
(d)	Sales of services related to advertising services were allocated based on intercompany cost, a basis that management believes is reasonable from January 2014 through July 2015.
(e)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.
(f)	Sale of services from the affiliated company UOL Diveo related to technical support in computing and hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

ii.	Key management compensation

Key management personnel includes only short term benefits of PagSeguro Group executive officers. In 2017, the total compensation paid to the executive officers amounted to R$ 3,487, (R$ 2,658 and R$ 2,243 in 2016 and 2015, respectively).

10.	Business combinations

The acquisitions described below are in accordance with PagSeguro’s Digital business strategies, as well as the products offered by them and their client portfolio.

	Book value of purchased entities	Purchase accounting adjustment	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	51	—	51
Assets acquired	2,598	—	2,598
Liabilities assumed	(1,312)	—	(1,312)
Property, plant and equipment and intangible assets	643	2,498	3,141

Value of net assets	1,980	2,498	4,478

Goodwill	26,184	(2,498)	23,686

Bargain purchase gain	(87)	—	(87)

Purchase cost	28,077	—	28,077

Consideration for the purchase settled in cash			22,276

Cash and cash equivalents at the subsidiary acquired			(51)

Amount paid on acquisitions less cash and cash equivalents acquired			22,225

a)	BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS.

The amount paid in the acquisition was R$406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting of R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b)	R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained control of R2TECH.

The consideration for the purchase was R$9,200, of which R$2,940 was settled in cash on the acquisition date and R$460 was paid on August 14, 2017. R$2,300 and R$3,500 are variable installments, subject to the attainment of some specific targets for the year of 2017 and 2018, respectively, established in the acquisition agreement, with payment deadline up to 10 business days after the conclusion of the Company’s audited financial statements. Based on current management expectations, these performance goals will be achieved.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The fair value of the assets acquired, in the amount of R$348, and the liabilities assumed, in the amount of R $215 on the acquisition date, is substantially similar to their book value. The goodwill of R$9,067 arising from the acquisition is attributable to the future profitability of the business and the synergy with the products offered by the PagSeguro Group. During the year ended December 31, 2017, PagSeguro Group identified some changes to the initial purchase price allocation (PPA), which were completed in the measurement period as defined in IFRS, as shown below:

i)	Intangible assets—Portfolio of customers: the fair value attributed to the Customer Portfolio was R$ 768, using the real discount rate (without inflationary effects) of 15.30%;

ii)	Intangible assets—Non-competition: the value of the fair value assigned was R$242, using the real discount rate (without inflationary effects) of 15.30%;

iii)	Intangible assets—Right-to-use software: the fair value was R$1,488, using the real discount rate (without inflationary effects) of 15.30%.

c)	BIVA

On October 3, 2017, PagSeguro Brazil acquired control with the acquisition of a 51.41% interest in Bivaco Holding SA. On November 30, 2017 there was an additional interest of 7.90 was acquired, increasing PagSeguro Brazil’s interest to 59,31%.

The total consideration paid for the purchases was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997 on the acquisition date, are substantially similar to their book value. The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by PagSeguro Group. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

11.	Property and equipment

(a)	Property and equipment is composed as follows:

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Leasehold improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

	December 31, 2016
	Cost	Accumulated depreciation	Net
Data processing equipment	7,574	(3,692)	3,882
Facilities	52	(19)	33
Machinery and equipment	548	(140)	408
Furniture and fittings	190	(40)	150
Leasehold improvements	100	(15)	85

	8,464	(3,906)	4,558

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2016
Cost	7,574	52	548	190	100	—	8,464
Accumulated depreciation	(3,692)	(19)	(140)	(40)	(15)	—	(3,906)

Net book value	3,882	33	408	150	85	—	4,558

At December 31, 2017
Opening balance	3,882	33	408	150	85	—	4,558
Cost
Purchases	3,316	1	4,171	176	94	114	7,873
Acquisition of subsidiary	134	—	19	31	69	18	271
Depreciation
Depreciation	(1,422)	(4)	(304)	(26)	(14)	(42)	(1,812)

Net book value	5,910	30	4,294	331	234	90	10,889

At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets

(a)	Intangible assets are composed as follows:

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

	December 31, 2016
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	143,989	(61,858)	82,131
Software licenses	5,393	(1,416)	3,977

	149,382	(63,274)	86,108

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over the useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH and BIVA as described in Note 10.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology (i)	Software licenses	Customer relationships	Goodwill (ii)	Total
At December 31, 2016
Cost	143,989	5,393	—	—	149,382
Accumulated amortization	(61,858)	(1,416)	—	—	(63,274)

Net book value	82,131	3,977	—	—	86,108

At December 31, 2017
Opening balance	82,131	3,977	—	—	86,108
Cost
Additions	97,491	1,210	971	26,184	125,856
Acquisition of subsidiary	10	1,419	—	—	1,429
Transfer	—	1,488	1,010	(2,498)	—
Amortization
Amortization	(53,807)	(627)	(91)	—	(54,526)

Net book value	125,825	7,467	1,890	23,686	158,868

At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

13.	Payables to third parties

	December 31,
	2017	2016
Payables to third parties	3,080,569	1,304,031

	3,080,569	1,304,031

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

14.	Borrowings

Type	Interest rate	Average annual interest rate %	Maturity	December 31, 2017	December 31, 2016
Borrowings in foreign currency
Bank Borrowings	Fixed interest rates	2,36365%	January 2017	—	133,874
Bank Borrowings	Fixed interest rates	2,86450%	March 2017	—	71,330

				—	205,204

In July 2016, PagSeguro Brazil obtained a borrowing denominated in foreign currency in the amount of US$ 40,000 thousand, equivalent to approximately R$ 129,390, maturing in January 2017. In addition, in September 2016, PagSeguro Brazil obtained another borrowing in foreign currency in the amount of US$ 21,766 thousand, equivalent to approximately R$ 70,000, maturing in March 2017. At the same time, PagSeguro Brazil contracted derivatives (Swaps) for both borrowings, for the specific purpose of protecting them against exchange rate fluctuations. The derivative rate corresponds to 110% of the average daily interest rate of the Interbank Deposits (DIs).

Interest on borrowings were paid at the maturities of the transactions, together with the total settlement of the financial instruments during the year ended December 31, 2017.

The borrowing agreements did not contain any collateral clauses or covenants to be complied with by PagSeguro Brazil.

15.	Salaries and social charges

	December 31,
	2017	2016
Profit sharing	15,237	8,696
Salaries payable	2,758	1,682
Social charges	5,102	3,225
Payroll accruals	9,807	5,877
Other	1,365	789

	34,269	20,269

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

16.	Taxes and contributions

	December 31,
	2017	2016
Taxes
Services tax (i)	14,837	1,382
Value-added tax on sales and services (ii)	3,830	3,596
Social integration program (iii)	9,918	2,690
Social contribution on revenues (iii)	59,358	16,544
Income tax and social contribution (iv)	35,474	—
Other	1,264	690

	124,681	24,902

Judicial deposits (v)
Services tax	(11,375)	—
Value-added tax on sales and services	(2,665)	—
Social integration program	(8,188)	(2,516)
Social contribution on revenues	(50,389)	(15,475)

	(72,617)	(17,991)

	52,064	6,911

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

17.	Provision for contingencies

Some companies of PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	December 31,
	2017	2016
Civil	4,326	555
Labor	322	125

Current	4,648	680

PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses of approximately R$25,800 and R$29,726, for the years ended in December 31, 2016 and 2017, respectively. PagSeguro Group is not party on civil and labor lawsuits classified by management as possible losses.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

18.	Income tax and social contribution

(a) Deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences— ASSETS	Other temporary differences— LIABILITY	Total
Deferred tax
At December 31, 2015	3,363	—	(6,257)	3,363	—	469
Included in the statement of income	(2,312)	—	(18,121)	284	—	(20,149)
Taken directly to equity	—	3,606	—	—	—	3,606

At December 31, 2016	1,051	3,606	(24,378)	3,647	—	(16,074)

Included in the statement of income	436	(721)	(16,814)	28,995	(1,616)	10,278

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	December 31,
	2017		2016
	Asset	Liability	Asset	Liability
2017	—	—	940	(8,126)
2018	8,895	(20,728)	940	(8,126)
2019	4,040	(18,008)	940	(8,126)
2020	2,111	(2,454)	940	—
2021	982	(1,434)	4,545	—
2022	20,987	(185)	—	—

	37,015	(42,809)	8,305	(24,378)

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b) Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the federal statutory rate for the years ended December 31, 2017, 2016 and 2015:

	December, 31
	2017	2016	2015
Profit for the period before taxes	683,504	155,359	40,315
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(232,391)	(52,822)	(13,707)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Participation in the results of partners and managers	(314)	—	(234)
Gifts	(375)	—	(149)
R&D and technological innovation benefit – Law 11.196/05(i)	24,987	15,898	11,596

Interest on own capital	—	8,860	—
Tax Incentives – Law Rounet Art. 18	1,981	—	—
Other additions	1,402	485	(2,333)

Income tax and social contribution expense	(204,711)	(27,580)	(4,826)

Income tax and social contribution – current	(214,988)	(7,431)	(2,587)
Income tax and social contribution – deferred	10,278	(20,149)	(2,239)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on some specific property and equipment.

19.	Equity

a) Share capital

As at August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

At December 31, 2017, all issued shares were fully paid. At December 31, 2017, the share capital, after retroactively reflecting the reverse share split, is represented by 262,288,607 common shares, with no par value. Share capital is composed of the following shares:

December 31, 2015 shares outstanding (1)	220,808,044

Capitalization of control party related party payable (2)	13,305,204
Issuance of shares to UOL for transfer of Net+Phone and Boa Compra (3)	28,175,359

December 31, 2016 shares outstanding	262,288,607

December 31, 2017 shares outstanding	262,288,607

PagSeguro Brazil has reflected in its statement of changes in shareholders’ equity the issuance of shares during the periods that such shares were issued. For earnings per share purposes, PagSeguro Brazil has considered 262,288,607 as outstanding during each of the years ended December 31, 2017 and 2016, as shares in (1), (2) and (3) above were issued to UOL, the control party, as part of the recapitalization.

(1)	The shareholder UOL increased PagSeguro Brazil share capital on August 1, 2015 by the amount of R$ 329,961 (164,980,523 shares) and on December 30, 2015, by the amount of R$ 69,087 (34,543,522 shares), in the total amount of R$ 399,048, through the transfer of assets and liabilities related to payment operations which had been previously recorded in UOL, thus centralizing these activities in PagSeguro Brazil from thereon, resulting in total shares outstanding at December 31, 2015 of 220,808,044;
(2)	On May 31 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 26,610 (13,305,204 shares);
(3)	On May 31 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 36,654 (18,327,103 shares) in Net+Phone. After that, as described in Note 2, in July 2016, UOL transferred its investment in Boa Compra and Net+Phone to PagSeguro Brazil, as a capital contribution in the amount of R$ 56,351 (28,175,359 shares).

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

b) Legal reserve

The legal reserve is established pursuant to the bylaws, at 5% of annual profit, up to the limit of 20% of paid-up share capital. The legal reserve will be used only for capital increases or absorption of losses.

c) Profit retention reserve

PagSeguro Brazil management is proposing the establishment of a profit retention reserve totaling R$ 312,047, relating to the profit for the year ended December 31, 2017 to cover PagSeguro Brazil capital budget, to be approved by the shareholders following the issuance of the financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

d) Dividends

Pursuant to the bylaws, 1% of the profit of PagSeguro Brazil will be distributed as dividends to the shareholders.

PagSeguro Brazil bylaws establish that profit for the year and interest on own capital should be allocated, in full or in part, to the constitution of reserves. Presented below are the dividends distributed by each entity consolidated in these financial statements other than Net+Phone and BIVA which recorded accumulated losses in all periods presented:

	December 31,
PagSeguro Brazil	2017	2016	2015
Net income for the year	478,781	115,727	37,010
Net investment	—	—	(27,209)

Net income	478,781	115,727	9,801

Transfer to legal reserve (5%)	(23,939)	(5,786)	(490)

Adjusted income for the year	454,842	109,941	9,311

Mandatory minimum dividends (1%)	4,548	—	93
Additional dividends proposed (ii)	234,255	—	—

Total dividends distributed	238,803	—	93

Interest on own capital (i)	—	26,059	—

Number of common shares	262,289	262,289	220,808
Dividends per share (in reais)	0.9105	0.0000	0.0004

Interest on own capital	0.0000	0.0994	0.0000

(i)	The distribution of interest on own capital was approved in the shareholders’ meeting held on December 30, 2016.
(ii)	At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,795 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL. For further details, see Note 9.

	December 31,
Boa Compra	2017	2016	2015
Net income for the year	5,715	4,858	1,625
Transfer to legal reserve (5%) *	—	—	—

Adjusted income for the year	5,715	4,858	1,625

Mandatory minimum dividends (1%)	—	—	16
Additional dividends proposed	—	—	65

Total dividends distributed	—	—	81

Number of common shares	5,381,317	5,381,317	198,557
Dividends per share (in reais)	0,0000	0,0000	0,4079

*	Allocation to legal reserve was not required because the legal reserve reached the limit of 20% of share capital.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

20.	Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to shareholders of PagSeguro Group by the weighted average number of common shares issued and outstanding during the year:

	December 31,
	2017	2016	2015
Profit attributable to owners of the Company	478,781	127,186	35,084
Weighted average number of common shares	262,288,607	262,288,607	262,288,607
Basic and diluted earnings per share – in reais	1.8254	0.4849	0.1338

The denominator was retrospectively adjusted for the issuance of new shares as a result of the reorganization of companies under common control, as further described in Note 1, as well as to the reverse share split approved and executed on August 01, 2017 (See note 19).

PagSeguro Group’s basic earnings per share equal its diluted earnings per share, since PagSeguro Group does not have any dilutive instruments.

21.	Total revenue and income

	December 31,
	2017	2016	2015
Gross revenue from transaction activities and other services	1,391,381	543,818	305,298
Gross revenue from sales	655,153	371,517	238,947
Gross financial income (i)	858,410	411,413	243,566
Other financial income	8,576	5,337	10,744

Total gross revenue and income	2,913,520	1,332,085	798,556

Deductions from gross revenue from transactions activities and other services (ii)	(167,120)	(63,793)	(37,101)
Deductions from gross revenue from sales (iii)	(183,229)	(110,923)	(62,430)
Deductions from gross financial income (iv)	(39,786)	(18,984)	(24,104)
Total deductions from gross revenue and income	(390,135)	(193,700)	(123,635)

Total revenue and income	2,523,385	1,138,385	674,920

(i)	Includes (a) interest from early payment related to the discount of notes payable to third parties paid in advance and (b) interest on note receivables due in installments.
(ii)	Deductions consist of services taxes.
(iii)	The deductions are composed of sales taxes and returns.
(iv)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

22.	Expenses by nature

	December 31,
	2017	2016	2015
Transactions costs	(661,067)	(283,630)	(145,969)
Cost of goods sold	(451,635)	(233,419)	(178,608)
Marketing and advertising	(275,394)	(204,857)	(153,467)
Personnel expenses	(105,794)	(63,280)	(48,130)
Financial expenses (i)	(104,544)	(68,301)	(29,696)
Chargebacks (ii)	(47,854)	(31,557)	(27,490)
Depreciation and amortization (iii)	(51,571)	(31,246)	(18,580)
Other	(142,022)	(66,737)	(32,665)

	(1,839,881)	(983,027)	(634,606)

Classified as:
Cost of services	(829,661)	(357,811)	(191,710)
Cost of sales	(494,719)	(265,856)	(190,773)
Selling expenses	(245,759)	(199,937)	(162,642)
Administrative expenses	(153,177)	(84,461)	(61,129)
Financial expenses	(104,544)	(68,301)	(29,696)
Other (expenses) income, net	(12,021)	(6,660)	1,345

	(1,839,881)	(983,027)	(634,606)

(i)	Our financial expenses include (a) the charges we incur to obtain early payment of receivables owed to us by card issuers and acquirers in order to finance our early payment of receivables feature for merchants, (b) interest expense on our other borrowings and (c) the cost of swaps relating to our foreign currency borrowings.
(ii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 24 (iii).
(iii)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

	2017	2016	2015
Depreciation
Cost of sales and services	(1,088)	(895)	(904)
Selling expenses	(10)	(11)	(27)
Administrative expenses	(714)	(371)	(393)

	(1,812)	(1,277)	(1,324)

Amortization
Cost of sales and services	(54,151)	(32,846)	(18,377)
Administrative expenses	(375)	(59)	(333)

	(54,526)	(32,905)	(18,710)

PIS and COFINS credits (*)	4,767	2,936	1,101

Depreciation and amortization expense, net	(51,571)	(31,246)	(18,933)

(*)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows to reduce the depreciation and amortization expenses, when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

23.	Financial instruments by category

PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group classifies its financial instruments into the following categories:

	December 31,
	2017	2016
Financial assets
Measured at fair value through profit or loss:
Financial investments	210,103	131,239
Loans and receivables:
Cash and cash equivalents	66,767	79,969
Note receivables	3,522,349	1,715,514
Receivables from related parties	124,723	300,809
Other receivables	27,956	4,495

	3,951,898	2,232,026

	December 31,
	2017	2016
Financial liabilities
Measured at fair value through profit or loss:
Derivative financial instruments	—	6,613

	—	6,613

Amortized cost:
Payables to third parties	3,080,569	1,304,031
Trade payables	92,444	61,719
Trade payables to related parties	39,101	76,249
Borrowings	—	205,204
Dividends payable and interest on own capital	—	22,243
Other payables	15,872	15,244

	3,227,986	1,684,690

24.	Financial risk management

PagSeguro Group activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on PagSeguro Group’s financial performance. PagSeguro Group uses derivative financial instruments to hedge certain risk exposures.

Among the main market risk factors that may affect PagSeguro Group’s business are the following ones:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2016, PagSeguro Group had borrowings denominated in foreign currency which are linked to derivatives (swaps).

In accordance with management’s policies, derivative transactions are allowed, as long as they are hedged by a swap entered into with prime financial institutions, for the sole purpose of hedging against risks of fluctuation in exchange or interest rates.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The amounts of derivative financial instruments are summarized as follows:

	December 31, 2016
	Maturity	Notional value	Fair value
Foreign exchange and interest	January 2017	129,480	132,761
Interbank Deposit Certificate (CDI)	January 2017	(129,480)	(138,036)

		—	(5,275)

Foreign exchange and interest	March 2017	70,000	71,537
Interbank Deposit Certificate (CDI)	March 2017	(70,000)	(72,875)

		—	(1,338)

Total		—	(6,613)

(ii)	Cash flow and fair value interest rate risk

This risk arises from the derivative financial instruments (swap) that replaces the risk of the exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing PagSeguro Group to the variation of this interest rate. For better risk management, PagSeguro Group chooses to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates. As of December 31, 2017, the Group is not exposed to this risk.

(iii)	Fraud Risk (chargeback)

Sales transactions which are intermediated by the PagSeguro Group are susceptible to potentially fraudulent or improper and PagSeguro Group uses two processes to control the fraud risk as such:

The first one consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases PagSeguro Group’s ability to avoid new frauds.

(iv)	Credit risk

Credit risk is managed on a group basis and are limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s , which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the Committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already derecognized as chargebacks, presented as fraud risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(v)	Liquidity risk

PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Group invests cash surplus in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2017, PagSeguro Group held cash and cash equivalents of R$ 66,767 (R$ 79,969 at December 31, 2016).

The table below shows PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872
At December 31, 2016
Payables to third parties	1,228,922	60,396	10,152	4,561	—
Trade payables	54,125	4,827	63	2,704	—
Trade payables to related parties	—	—	—	76,249	—
Borrowings	—	208,374	—	—	—
Dividends payable and interest on own capital	—	—	—	22,243	—
Other payables	—	—	—	15,244	—

25.	Capital management

PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

During 2016, PagSeguro Group’s strategy was to maintain a gearing ratio of up to 20%. The gearing ratio at December 31, 2016 was as follows:

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

December 31, 2016
Borrowings	205,204
(-) Cash and cash equivalents	(79,969)

Net debt	125,235

Total equity	626,862
Total capital	752,097

Gearing ratio	16.65%

PagSeguro Group had no borrowings as of December 31, 2017.

26.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

◾	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.

◾	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

◾	Level 3 – Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

At December 31, 2017 and 2016, PagSeguro Group had financial investments whose fair value adjustments is classified as Level 1. PagSeguro Group did not have any other assets measured at fair value in 2017 and 2016.

At December 31, 2016, derivative liabilities measured at fair value are classified as Level 2.

There were no transfers between Levels 1, 2 and 3 during the year.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

27.	Other disclosures on cash flows

Non-cash investing and financing activities

	2017	2016	2015
Transfer of assets and liabilities	—	56,351	399,048
Capitalization of related party transactions	—	26,610	—

The issuance of shares described in Note 18 refers to non-cash consideration.

28.	Subsequent events

(i)	IPO – Initial Public Offering

On January 26, 2018, PagSeguro Digital concluded its global offering of 121,193,388 Class A common shares, of which 50,925,642 were new shares offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offer price was US$21,50 per share. The shares are traded on the New York Stock Exchange (NYSE) since January 24, 2018, under the symbol “PAGS”. The proceeds received from the shares offered by PagSeguro Digital, excluding charges and underwriting fees, totaled approximately US$1,1 billion.

Management expects that the proceeds received by PagSeguro Digital will be used for working capital purposes, future acquisitions and investments in technologies and products complementary to the business.

(ii)	Long-Term Incentive Plan—LTIP

Members of the Company’s management participate in a Long-Term Incentive Plan (“LTIP”), which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital.

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date, the earliest of which was on July 29, 2015. Under the terms of the LTIP, upon the Company’s IPO the vested portion of each beneficiary’s LTIP rights may, at the discretion of our Board of Directors, either be converted into Class A common shares of the Company at the IPO price or paid to the beneficiary in cash. The conversion rate applicable for any issuance of Class A common shares to be issued in respect of vested LTIP rights may be adjusted, pursuant to each beneficiary’s individual LTIP agreement, if our market capitalization at the date the Company’s IPO is lower or, in some cases, higher than the reference market capitalization set in the LTIP.

As a result, upon the Company’s IPO, the individual LTIP agreements of certain beneficiaries were adjusted to determine conversion at the IPO of our Class A common shares. The Company’s Board of Directors converted all such vested portions of the beneficiaries’ LTIP rights into Class A common shares of the Company at the IPO price, without cash consideration, upon completion the IPO, instead of paying such vested portions in cash. As a result, members of the Company’s management who are beneficiaries under the LTIP as a group received a total of 1,821,043 new Class A common shares upon completion the IPO.

The shares issued under the LTIP are subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the closing of the IPO. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up.

(iii)	Acquired an additional BIVA

On January 15,2018, PagSeguro Brazil acquired an additional interest of 15.82% in BIVA, bringing our total interest to 75.13% of BIVA’s total share capital. The total amount paid for this acquisition was R$4,600.

*                *                 *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director